==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                  SCHEDULE TO
                                (Rule 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                           HOUGHTON MIFFLIN COMPANY
                      (Name of Subject Company (Issuer))

                            VIVENDI UNIVERSAL, S.A.
                              SORAYA MERGER INC.
                     (Names of Filing Persons (Offerors))

                              ------------------


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (including associated rights)
                        (Title of Class of Securities)
                              ------------------

                                   44156010
                     (CUSIP Number of Class of Securities)

                              ------------------

                         George E. Bushnell, III, Esq.
                     c/o Vivendi Universal Holding I Corp.
                        800 Third Avenue, Seventh Floor
                           New York, New York 10022
                            Telephone: 212-572-7855
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

                          Calculation of Filing Fee:

==============================================================================
      Transaction Valuation*                 Amount of Filing Fee
------------------------------------------------------------------------------
          Not applicable.                      Not applicable.
==============================================================================
*Set forth in the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Houghton Mifflin Company. At the time the tender offer is commenced, Vivendi Universal will file a Tender Offer Statement and Houghton Mifflin Company will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Houghton Mifflin Company, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

                                                                   Broadstreet
                                                               Res. # 19041589
                                                     Moderator: Stephen DuPont
                                                         6/1/01 - 8:45 a.m. MT
                                                                        Page 1


       VIVENDI UNIVERSAL ANNOUNCES AGREEMENT TO ACQUIRE HOUGHTON MIFFLIN
             TRANSCRIPT OF PRESS CONFERENCE AND Q&A WITH REPORTERS
                                 JUNE 1, 2001


Jean-Marie
Messier: Along with me here is the Chairman and CEO, Nader Darehshori. Nader, we are very pleased to be here together today. Agnes Touraine who is in charge of all of Vivendi Universal Publishing activities and my COO, Eric Licoys, deserve specific recognition for the time, the dedication, during this legal negotiation. So, I just want, before asking Nader to present to you very quickly this transaction of Houghton Mifflin. Just to replace this acquisition and the strategy of Vivendi Universal. I just want to emphasize for you three points. The first one is that we have decided within Vivendi Universal to target selectively some key edutainment content fields and we are looking to only one thing in those key interplay edutainment content fields: we want to achieve the word wide leadership in those. And we will stay only in the fields where we can achieve this worldwide leadership. After what I hope will be a very successful acquisition of Houghton Mifflin where will we be? The music, that's done. The movies, that's done. In the games, that's done. Education, we're number two worldwide, that's done. In sports, we are number one in Europe. So, as you can see, this acquisition of Houghton Mifflin is a very substantial, very important one which will allow us to be very close to our target. We have five key fields of entertainment content where we want to achieve worldwide positions. We will be there after this acquisition. The second point I want to stress is that the second target of Vivendi Universal is to strengthen distribution and aggregation reach, and here to progresses made over the last few months that are just impressive. In terms of distribution reach, if you start with the music side through Duet, Yahoo and much more to come. If you stay on the music side, the goal is with getmusic, Emusic and with the MP3.com acquisition we have now all the needs, all the skills that we need, including technology skills. And the technology skills of MP3.com will be used not only for music but for all our content. Just once a year, through the aggregation of the Intel Network side, Vivendi Universal, that's more than 200 million pages viewed per month. Now you can say that Vivendi Universal is one very important player, one of the leaders in terms of Web audience and definitely the world leader in edutainment and entertainment Web audience. That's the point on the distribution and aggregation skills. If you look at Vizzavi, it took off a few months ago in the U.K. in December, I'm pleased to report that we have no more than 1.5 million registered users to Vizzavi in Europe and we expect to be well ahead of the 2 million registered users target that was our target for July. That's the second goal of Vivendi Universal. The third one, six months after the merger with Seagram and Canal+ our focus on executing and implementing very quickly and efficiently the merger because we are not only aggressively pursuing the implementation of our strategy, we are also aggressively pursuing the operational implementation of Vivendi Universal. I'm just back less than one hour ago from Orlando where during three days we had 400 managers of Vivendi Universal. It has been an incredibly positive, dynamic, enthusiastic meeting. What has happened there is just fantastic with the numbers of people who have met with the members of dozens of specific meetings between the different teams in order to develop new products, new services, it has been incredibly positive. And if I want to take only one example of early achievements in terms of Vivendi Universal before going back to Houghton Mifflin let me tell you a little bit about The Mummy Returns. The Mummy Returns is a wonderful movie. That's already today U.S. plus international more than $250 million gross. It will go for more than 500 we think on a worldwide basis. But for us, for Vivendi Universal, The Mummy Returns is more than a movie. The offshoots are the upcoming DVD and video sales, but it's more than that. We have decided to make a spin-off of The Mummy Returns with The Scorpion King which will be on the screen in 2002. But it's more than that. We have committed to assume the TV of The Mummy Returns. But it's more than that. We signed 35 global consumer products licenses of The Mummy Returns characters. But it's more than that. We have now the Chamber of Doom attractions in all Universal theme parks that we will continue to develop, but it's more than that. We, in June we released the sound track of The Mummy Returns. But it's more than that. It goes on the publishing side. We published the translation in different languages; the book translation of the story of the field. But it's more than that. We already released the interactive game on the Game Boy and it is coming on the Play Station 2. So that's what The Mummy Returns is about. The only two pieces which are still missing for The Mummy Returns are the educational software based on the characters of The Mummy Returns. I can imagine to have, for example, learning tools for kids, translations and last but not least what I think would happen personalizations of voice mail on the mobile with ring tones welcoming you on the voice mail and saying hi this is so and so I am pleased to welcome you on voice mail. That's what Vivendi Universal is about. As I just want to point out that the strengths of this group is in all entertainment fields. To be able to reach customers on a global basis through all platforms and through all devices. And this is the achievement of Vivendi Universal's strategy. And I think coming back to Nader, the Houghton Mifflin acquisition in the education field is for us a part of this entertainment activity. We were number one in Spanish language. That's very important because Spanish language is such a great market in the U.S., for example. We were number one in Portuguese. We were number one in the exotic French language. We were missing a strong position in the English language and in the United States. Now with this acquisition, we are going to be a strong number two on a worldwide basis, and with Vizzavi, in the education field we will have more access to customers, with more ability to develop all content on different platforms, including digitized educational software platform and with more ability than our competitors to develop them in different languages...just reflecting what the global world here has to say about the world of cultural diversity. That's what Vivendi Universal is about, that's where the Houghton Mifflin acquisition is so fitting and fits so greatly in this strategy. Nader, the floor is yours.

Agnes Touraine:   Thank you. Obviously, it's a great pleasure to be here to
                  present to you with Nader the acquisition of Houghton
                  Mifflin. It's really important for us at Vivendi Universal
                  Publishing and, again, we are very, very happy today with the fact that we are going to be the number two publisher on a worldwide basis. But let's go to the slides and tell you that Vivendi Universal launched today its offer for Houghton
                  Mifflin at $60 per-share for total consideration of $1.77 billion with an average debt of $480 million. Again, we are going to become number two worldwide in education. As you know, number one is Pearson. Out of ten, we are number one in front education, number one in Spain, number one in Brazil. We do have also a very prominent position, we are number one in Mexico with Grand Larousse and we do have in product activity also in the U.S. with CD-ROM with Knowledge
                  Adventure and introducing a product with our educational resources set forth. So all in all if we join our forces, Houghton Mifflin and Vivendi Universal in education again, we become number two. It's really key as of today because, obviously, education is local, but it's becoming more and more global with technology and Internet so our strategy, again, is to leverage technology on the global basis while at the same time being sure that we have local content. What is important to know at a first glance, is that the acquisition is to be largely refinanced by the disposal of Vivendi Universal assets, and basically those assets are the free sheets. The French activities of distributing newspaper with advertising in newspapers are free and they are distributed all throughout France, it's a product activity. And we are going to divest also our trade show activity and information businesses. The rationale of this is those businesses are, obviously, very good; however, they are very French and we don't see an opportunity with this business to become really global and to have a perfect fit with the Vivendi Universal strategy. So, first of all, I would like here to thank sort of everybody, all the people who are working with us. They have been doing an outstanding job and, again, they will allow us to become a world wide player in education and to become number two. Now I will leave the floor to Nader in order to present Houghton
                  Mifflin. Thank you.

Nader Darehshori: Thank you, and yes, of course, we are delighted today to be part of this growing and dynamic organization. It's my pleasure to walk you through the slides that we have. Houghton Mifflin was founded in 1832. It's a well-established Boston-based company. Year 2001 budget for revenues is $1.2 billion, which 97 percent is in the U.S. and that's where within these roads will be very important. We are primarily a U.S. publisher. This merger will make it possible for us to be a global player. Our EBITDA margin is 25 percent of 2001 budget, which is a pretty attractive margin. Market capitalization of $1.3 billion as of April 25, 2000, and we have 3,500 employees. We divide our publishing into three different segments, K through 12, kindergarten through 12 publishing is complimented by School Division which publishes phrasal books and supplementals for K through, kindergarten through sixth grades, and depending on the program, sometimes sixth through eighth grades. McDougal Littell is our secondary publishing arm, publishes books for high schools and middle schools from grade six to
                  12. Grade Source Publishing, which is our new company started in 1996 growing very rapidly in supplemental market. They publish supplemental books for kindergarten through grade 12. Sunburst, this is our technology company. They publish mostly on CD-ROM platform and the Internet. They have K through 12 publishing. And then Riverside Publishing Company, which is our assessment arm. This is where we develop well known tests such as Iowa Test of Basic Skills, Woodcock Johnson tests, which is clinical tests, and then we have start up called Klatspell. Higher education, we are the fourth largest college publisher in the country and with Mr. Massier's help, our goal is to be close to number one. It's a dynamic division and our third segment is our trade and reference publishing. It's where we publish trade books for adults, children's books and dictionaries and reference materials. Then, of course, we have computer adoptive technologies. They are in business of developing products for certification and actually more in technology certification and credential emphasis. We, in school publishing, our focus is in reading, language arts and mathematics. One out of four children in America learn to read from our reading materials. We are very well known and respected in that field. Language arts or spelling is the number one program in the country. Mathematics, we are making great stride and we have a new program in California and it's being received very well. We had a program last year in math that did very well in California. These disciplines roughly represent 75 percent of the elementary school market nation wide, and that's why it's important to be a player in this. 60 to 65 percent of Houghton Mifflin K through 12 sales are derived from reading and language arts. 16 percent of Houghton Mifflin came K through 12 sales derive from mathematics. In K through 12 we are the leader in mathematics in literature and in social studies, especially world history and American history. This is a very dynamic area for us. It's growing. The industry is growing rapidly and we're growing faster than industry. In assessment, as I mentioned, through our Riverside we publish the Iowa Test of Basic Skills. These are standardized national norm tests. We also develop Stanford Bennett intelligence test and as I've mentioned, Woodcock Johnson Clinical Test in our Riverside company. In Sunburst, we concentrate also on language arts and mathematics program. Our supplemental division, Great Source, we're also well known and respected in the areas of language art and mathematics and, increasingly, we are beginning to develop programs for summer schools, reading and mathematics. College we are either not in a discipline or when we are in a discipline, we are formidable competitors in that discipline. For example, out of 36 disciplines in college, we are only a player in 18 of them, and we are either number one or two or at least number three. For example, we are number two in history, number two in foreign languages, and so on, but we are not a player in physics, engineering and so on. In trade and reference division, this is where the company started in 1832. We are recognized for quality and outstanding publications. In our early history, we published some of the most well known American guidance and today we also publish some of the really well-known American writers. Fictions, biographies, autobiographies and so on. Our children's publications in this division are very well know and respected immensely. Through this division we publish Curious George books. For 50 years, they have been one of the most successful books for children. And recent and contemporary writers such as Chris VanOsburg and David McCollough.

Messier: OK. I think, I guess that we, the offer price slide is self explanatory, so you can come back with the price bench mark

Agnes Touraine:   Just if you want to say that I would like to thank Nader and the team. I think they are all a very good team of Houghton
                  Mifflin here with us today and, again, we have been very impressed by the team within Houghton Mifflin. We have gotten along very, very well. And, obviously, we do share the same objective, which means quality education and working all together in order to build, again, a worldwide company. [unintelligible] is a price bench mark. Again, what we said earlier, this sort of consideration is $2.2 billion, which means 1.9 times 2001 saved, 7.7 times 2001 EBITDA before mergers and we are going to say a few words about synergy in a few minutes. 10.7 times 2001 EBITDA amortization and before the merger, but you know in this industry you have EBITDA before amortization and after complete amortization. Our synergy, I will describe again of 2001 EBITDA. If you can -

Messier:          Let's go directly to synergies

Touraine:         OK.  So -

Messier: You will come back to price bench mark if any questions are raised.

Touraine:         So, the acquisition and synergy continue to make up synergy of $14 million. Looking at all the synergy, we could do it together, the most obvious ones are in production. They're obviously, now being a little bit more than a $2 billion company we can, obviously, have economies of scale in printing and binding. And especially people are going to develop international export from the U.S. we do have a better price in paper and printing outside of the U.S. But in any case, we can have a lot of savings in production and, obviously, in the the division costs, [unintelligible] and transportation and because we do have a preferred supplier with Vivendi Universal and because there's a side of the group that we may have immediate synergy on logistics but this amount of a total $20 million that we commit to do in the coming 18 months. As part of synergy which is kind of important is the whole situation of our U.S. operations and basically this is the operation we do have in California, but, as I say, in more than two years we would have in software which was education and games, that's doing very, very well, however, we may think of having the education activity which is basically Knowledge Adventure and educational Web surfers reporting directly to Boston to Houghton Mifflin, that means that we would save immediately operation in headquarters in California. And this would amount to $20 million. And for example we do have set forth selling educational products to schools with Houghton Mifflin around 700 people selling to schools and, obviously, we may have synergy, obviously, on this kind of activity also. Last point of synergy is G&E.
                  Within Houghton Mifflin, Houghton Mifflin is not going to be any more an interested company. So, that will save some money, obviously, and Houghton Mifflin will benefit of the support of Vivendi Universal and especially in terms of tax, cash management and so on, so immediately we will be able to reduce some of the costs on a corporate level and we will save some G & E. So, this is on the cost side. On the revenue side, obviously, we do have a lot of things to do all together and combining our operation all over the world, as one of the top priorities is digital television. We are a little bit, probably a little bit more advanced in Europe in terms of digital television. It's absolutely key for us. We probably believe that what's a key production and distribution is going to be the name of the game for education and the publishing activity is going to be three to five years. So that means that we have to be ready in this field. That means that all the books and all the content should be produced in a digital format. As you know, we should agree on the digital format which is [unintelligible] one. So, it's a key priority and in this field we can work on a world wide basis in order not to reinvent the wheel and not reinvent every time on digital adaptation process. We also have immediate revenue synergy in [unintelligible]. We do have [unintelligible] between our publishers in Europe and South America so, this will be expended immediately on the U.S. operations. And, obviously, we also have a very important opportunity in content combinations and international operations [unintelligible] content combination. As you know, it's more and more education in publishing is going towards customization so it's important again in having local content, but being able sometimes to combine some of the content even in the U.S.
                  basis and probably with some international content. That is very important also Houghton Mifflin is a 97 person U.S.
                  company with little international exposure. We probably believe that in the very short term, that some of the content of Houghton Mifflin can be, obviously, be used in South America and Europe. As a second point of revenue synergy technology and Internet related costs what we talked about a few minutes ago, we did invest $100 million in education.com, our Web site. Education.com did open three months ago in the U.S. and Germany, in England and in France. It will open soon in Spain and in Brazil.
                  Education.com is going to be immediately put with Houghton
                  Mifflin and, obviously, we will leverage and based on what we have been doing in education.com with Houghton Mifflin content. On the Internet-related costs, again, Houghton
                  Mifflin has been invested around $100 million of last year.
                  It will be really good now to rationalize all the investment, again, on the worldwide basis making sure that we are going to use the engine or to redo education.com but are going to use the same tools in order, again, to avoid rebuilding engine tools and so on by country by country and we do think that we do have immediate cost synergy but also revenue synergy here. So, that means that we do commit to have a $75 million synergy in the coming 18 months.
                  Allright, what we said early here which is very important is acquisition will be financed by -

Messier: - - we will go back to questions I'm thinking yes because we really need to give you the floor, and I think that's on the strategic rationale. Perhaps you are to commence a little bit this one and then we go to the Q and A?

Touraine:         Yes. So, divesting our operation fund that means that on the strategic basis we are going to move from a typical business which is a magazine and trade show mostly financed by advertising to a long-term steady growth as the education market is growing in the U.S. around six to nine percent per year. This is a good point, we are going to use entertainment, and we are going to benefit from the value of the synergy which I talked about, and even Vivendi Universal
                  Publishing is now completely refocused on three markets which is education being number two world wide with 2.3 billion sales, the games activity we are number two world wide on PC and number one world wide online with $400 million in sales and the health activity where we are a worldwide leader with $400 million sales.

Messier: Thanks for being with us today, this morning. So, who wants to raise the first question?

Man: What you said on the disposal of professional price is obviously of great interest in France. So, could you give us more detail, how much it represents, so many people with that, and also who are you going to sell the operations to? Are you in talks already? Thank you.

Touraine:         OK, so basically, I'll answer your last question, to whom
                  are you going to sell?

Messier:          Why not the usual answer. We sell to the best offer. Period.

Man: Do you want to make further comments on the first part of the question?

Touraine:         So, basically, we are going to divest what is called the
                  information division which is magazines related to a lot of b-to-b fields like IT field, building services and so on.
                  Acupuncture for instance, as you know, we are going to divest our trade shows and again our free sheets. OK. To answer your question the free sheet activity 3,000 people and there is activity in total in around 2,000 people. Total is around a billion Euro activity.

Messier: I just want to add: we made disposals within the group which has been many times over the last few years throughout [unintelligible] which is now very close to being fully completed. It's clear that we have as a first criteria social consequences and the ability of making those disposals with a great respect for any single employee working in those activities. That's obviously no more than before, but as much as before, first priority in any discussions that we will conduct for these disposals, and I assume that over the last four, five years, disposals within Vivendi Universal's group present 25 million Euros or so. You never heard of any social difficulty in the process of [unintelligible] teachers. This is where we made with the same attention in that case.

Al Klondening:    All Klondening from the Associated Press. Do you have any
                  plans for job cuts at Houghton Mifflin. If so, how deep and over what period of time?

Touraine:         First of all, we don't have any plans. Again, what I think is really good in this operation is really a win/win operation. Again, we don't have any text book or school activity in the U.S. besides, again, distributing some
                  CD-ROMs to schools. So, we are not merging company in the U.S. so there is no reason to check head counts or whatever.
                  On the contrary, again, Houghton Mifflin will be the home of all our education activity in the U.S. and especially having probably, again, very [unintelligible] with Knowledge
                  Adventure in California and Houghton Mifflin. So, no, there is absolutely no plans for cuts. There's absolutely no need for cuts. The operation we do with Houghton Mifflin is here to build, again, a number two worldwide operation and additional publisher and with the hope to become number one, OK, very soon. So, no, the priority is not to cut, the priority is to develop.

Man: [unintelligible] French Newspaper. Obviously, your goal is to become number one in this education publishing business. How do you intend to reach that goal? Are you thinking of further acquisitions in the U.S.? And secondly, if I may, could you give us a price range on what you expect from the sale of the French assets?

Messier: I'm going to answer to those questions. We will be number two on a worldwide basis, very close to number one. That's being really the only global multi-language educational publisher and being the only one strong on every support including Internet and educational software. I think that based on this competitive advantage in terms of support and multi-languages, we clearly hope through organic growth to become very soon number one, but not number two, just number one in the educational field. We intend - -

Messier: - - last piece that we were looking for in order to complete and to have every reading skills in the parameter in the scope of the group to be the worldwide leader in education. On your second question, on price, I'm not going to give you an indication because I hope that every indication that we had in mind is going to be taking more time to skills of [unintelligible] largely overbidded and what I can tell you is that the idea is very simple. Through the arbitrage in our publishing portfolio and the Vivendi Universal portfolio, we will fully finance the acquisition of Houghton Mifflin.

                  Are there questions from the floor or not?

James Harding:    Hello. James Harding from the Financial Times. I have two
                  questions if that's OK. I just wanted to clarify, as part of your disposal, are you also going to be selling the other part of what you classified as the other part of Houghton
                  Mifflin, the consumer publishing business, and what does that mean for the consumer publishing business if you are for Vivendi Universal publishing? And the second question is for Mr. Messier, you said that you've got 1.5 million users of Vizzavi. You've committed $800 million to that. Is that a very good new start as part of the progress of Vizzavi, and given the efforts you're putting behind Yahoo, it suggests that you are more enthusiastic about Yahoo than you are about Vizzavi. Thank you.

Touraine:         I'm not really sure about the difference in the question. We don't intend to sell anything within Houghton Mifflin. If your question is related to the trade and reference division, obviously not. As you know, literature within CUP as of today would be $160 million in Europe. The trade and reference division with Houghton Mifflin is a little bit above $100 million. We are very, very excited about joining our forces here because, again, it is also becoming global and I must tell you that yesterday I was with our French trade division and they get very, very excited about it. And the last point is the trade division within Houghton Mifflin is doing an outstanding job and I'm sure you know better than even me all their books and the authors, so, no there is absolutely no point to sell the trade division. What we sell in France is a b-to-b activity. There is no point to do any divestment on consumer activities.

Messier: Two months ago you could say OK Vizzavi that's only 200,00 registered users, that's very disappointing. You cannot say that anymore. A few months ago we said we do expect to have, by summertime of 2001 two million registered users. We are going to be well ahead of that, which means that by summertime 2001 in terms of European registered users, Vizzavi is going to be clearly in the top three of the European sites, and I think you just have to look at the figures. Just look to the take-off. Zero in December to 100,000 in January, more than 1.5 now at the beginning of June. I think we will be close somewhere in the summertime to 3 million registered users, and I do think that this trend will continue with the different openings of the different countries in Europe. So, I give you a small roundup every three months. We give figures of penetration growth of

                  Vizzavi, and I think that more and more this question about how disappointed are you is going to disappear and you will have more and more difficulty to ask it in the same way. Obviously, we are very pleased and especially pleased in the states with the relationship built with Yahoo on the music field. We strongly believe that we can develop other relationships with Yahoo. We strongly believe that the distribution agreement is only a starting point which is also showing that Yahoo is modifying its view on Internet business models going more and more about selling content, billing customers, offering in-subscriptions. We like that. That's the business model we believe in the Internet field and Yahoo is a great brand, a great community, a great distribution access. We will take every opportunity to develop commercial relationships with Yahoo and we will continue to do so along with Jerry Young and Teresa [unintelligible].

Sandra Abrams:    I'm Sandra Abrams with CNN. I have a question. You've
                  obviously been on an acquisition spree. What's missing that you would like to have as part of your empire. What's next for you?

Messier: We spent three days about speaking of internal synergies and as I said to my people ending the Orlando meeting, I'm the happiest man on earth by sharing and managing this wonderful group and this wonderful team. The only thing I can just raise, look to what are Vivendi Universal's goals. We want to be in five key entertainment fields. We want to be the worldwide leader. Music, done. Movies, done. Games, done. Education, thanks to Houghton Mifflin, done. Sports, thanks to our partnership with Canal+, number one in Europe. So, clearly from that you can assume that our first priority is to execute this merger and the creation of Vivendi Universal and to encourage all organic growth. Do not wait for major acquisitions within Vivendi Universal in the coming months. You would be disappointed.

Messier: I hope that this is, obviously, a proposed acquisition. I think that there are two things important in the offer that we are launching today. The first one is that the price is the full price. A very nice price, and I think the price which that's normal, yes, giving the true value to Houghton Mifflin shareholders. I think that this is justified by the fact that we clearly can bring huge synergies, $75 million at the EBITDA level represents one fourth of the existing EBITDA of Houghton Mifflin. So we do think that this is a very strong proposal to Houghton Mifflin shareholders. And the second point is that in those businesses where creation, where teams are so important, I'm a strong believer in friendly transactions. The fact that this transaction has been unanimously recommended by the two boards. The fact that we have discussions and extensive meetings with all the management teams of Houghton Mifflin, that we feel totally comfortable with this management team, that we get the feeling that will show to an extent looking to the future, not only Nader but all his team was saying if we have to join one group one day, the best choice would be Vivendi Universal. I think that this is also very important in order to ensure the success. When you are buying companies whose main assets is people, you better be friendly and welcomed, that's the case.

Operator:         Our first question comes from Daniel Golden with the Wall
                  Street Journal. Please go ahead with your question.

Daniel Golden:    Thank you. You mentioned that Vivendi now becomes second in the world wide educational publishing market. I was wondering what its position will be in the U.S. market. I don't think Houghton Mifflin is quite as high as second.
                  Could you say where you'll now stand in the U.S. K-12 market, in the college text book market and in the standardized testing market in terms of market share and relative position?

Messier: OK, the question is about our market share position in the U.S. after this acquisition where, obviously, I think that the answer has to be both that the U.S. market, the Spanish market, we are number one there. English market, we're, through Houghton Mifflin, as Nader stated we will lead depending on the different lines of product that you consider between number one and number four in the English language. And school publishing we are number three. Third largest school publisher.

D. Golden:        I see.

Nader: Within that, we are number one in reading, number one in spelling, and number three in mathematics. In secondary school, we are third largest secondary school publisher. However, in secondary school, we are number one in mathematics, number one in foreign languages, number one in literature, and number one in American history and world history. In college, we are number, fourth largest college publisher. However, we are at number two in the history and number two in foreign languages, number one in introductory mathematics and so on. So wherever we play, wherever we are, we are either number one or number two, at minimum number three. We have had no problem competing in the marketplace in any of those disciplines that I mentioned. In supplemental, we are fastest-growing, even though we are number eight supplemental publisher. We are fastest growing supplemental publisher in the country. When average industry growth was 14 percent, we grew over 24 percent in the last five years. We are third largest assessment publisher. And there we are number two in clinical testing and number three in standardized tests.

Messier: And we can add number two in educational software, number one on-line offers.

Touraine:         Yes, subjectively, we are combining again, Learning
                  Adventure and our interactive distribution. We do have more than $200 million in the U.S. and to answer your question really is to say that after the merger or after the application our total revenue for education will be 50 percent in the U.S. and 50 percent in Europe and the rest of the world. And, again, I think we're the only one, or will be the only one, to have such a position as being able to have operations all over the world with a very good equilibrium between Europe, rest of the world and the U.S.

Nader: I think what is important to realize is that this digitization that we are facing, content digitization, make it possible for publishers to be global companies. And I think with Houghton Mifflin joining Vivendi Universal we will be able to take advantage of that expertise in digitization and also their presence and visibility internationally to take some of our contents and make it available on line around the world.

Messier: I think that we can take perhaps another question over the phone. And I do suggest that after Houghton Mifflin questions if you have any other questions relating to specifics to Vivendi Universal I would be pleased to answer them. Can we go to the phone one more time?

Operator:         Our next question comes from Greg Gatlin with the Boston
                  Herald. Please go ahead with your question.

Greg Gatlin:      Hi, my question is for Nader. Nader, it's my understanding that you had indicated back in December that a sale of Houghton Mifflin was not necessarily the best way to maximize shareholder value and I'm wondering what changed between then and now and why the sale now?

Nada: First of all, I found that Vivendi Universal offers great possibilities for Houghton Mifflin going forward. Secondly, they made an offer that I thought our stockholders would be immensely happy with. So, those two factors and the fact that I, through my many meetings with Vivendi management and their chairman, I came to a conclusion that their goal for future and their commitment to quality is the same as at Houghton Mifflin. So, those reasons were for our decision to move forward for this possibility with Vivendi Universal.

G. Gatlin:        Did you have a sense that you - - can I just follow up on
                  that question?

Touraine:         It's going to be $2.2 billion in total. That means compared to Vivendi Universal in total -

Messier:          -- communications are going to be close to $6 million Euro -

Touraine:         Yes, it's 2.2 out of 13 billion. Again, what we will have
                  after the completion if it happens, we will have basically again, the education division within the VUP for 2.2, the game division for $0.4 million and the health division for $0.4 million. So, in total, Vivendi Universal Publishing is going to be education. Obviously, again, activity is very, very important for all of us, and we do have a lot of synergies between games and education, especially on the IT side and the [unintelligible] side for education and in the health business we are number three or number two on a worldwide basis. It's a very important business for us also.
                  So, basically, Vivendi Universal Publishing is going to be a $3 billion Euro operation.

Messier: And on the timing, that's normal time table so we do not expect any specific problem in specific regular
                  [unintelligible]. We think and we are working on the shortest timetable as possible in that kind of situation.

Tod Hullin:       Ladies and gentlemen, thank you very much.

Messier:          Thank you.